July 1, 2009

Ms. Linda Crvkel
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
100 F Street N.E.
Washington D.C. 20549

     RE:     Online Vacation Center Holdings Corp.
                Form 10-K for the fiscal year ended December 31, 2008
                Filed March 27, 2009
                File No. 000-32137

Dear Ms. Crvkel:

This letter responds to your letter to Mr. Edward B. Rudner, Chief Executive Officer of Online Vacation Center Holdings Corp., dated June 18, 2009.

We have reproduced below your numbered comments, followed by our response on behalf of Online Vacation Center Holdings Corp. (the “Company”).

Form 10-K for the fiscal year ended December 31, 2008
Statements of Consolidated Equity, Page F-5

1.

Please explain in further detail the nature of the line item described as “adjustment to the fair value of conversion feature of debt issued in connection with acquisition” that is presented in your statement of stockholders’ equity for 2007. As part of your response, please explain in detail how this amount was calculated or determined and explain why it was accounted for as an adjustment to additional paid in capital. We may have further comment upon receipt of your response.

Company response:

As reported in our Form 8-K filed with the Securities and Exchange Commission on October 3, 2006, we acquired all the issued and outstanding ownership interests of La Fern Inc., pursuant to the terms of an Acquisition Agreement (“Agreement”), for consideration of $400,000, comprised of $25,000 in cash and a Convertible Note of $375,000 due on October 1, 2008, as amended, with interest at six percent per annum. The Note was convertible at the rate of $2.00 of principal value per share of common stock of the Company. The Agreement stipulated that the consideration, the Note, was subject to adjustment based upon the results of an independent audit of La Fern, Inc.

Our Form 10-K for the fiscal year ended December 31, 2006 - Statement of Consolidated Equity for the year ended December 31, 2006 contains “Issuance of convertible notes in conjunction with acquisitions - $67,611.” Included therein is the fair value of the conversion feature of the $375,000 Note issued to La Fern, Inc. in the amount of $63,317; the remaining $4,294 represented the conversion feature of debt issued in conjunction with the acquisition of Thoroughbred Travel LLC in 2006.

The fair value of the conversion feature of the debt issued in the La Fern, Inc. acquisition was based on Statement of Financial Accounting Standards No. 123R – “Share Based Payment” (“SFAS No. 123(R)”), utilizing the Black-Scholes-Merton Option Pricing Formula whereby the variables used were:

•	Strike Price: $2.00 per share (the closing price of our stock on October 3, 2006)

•	Expected Life of the Option: One year (management’s best estimate as the Company became a public entity via reverse merger on March 16, 2006 with no substantial track record and to assess life expectancy of the option).

•	Expected Volatility: 40% (management’s best estimate based on the historical volatility demonstrated by similar companies in our industry i.e. Priceline, Inc., TravelZoo, Inc., Expedia, Inc., etc. given our stock’s limited trading history).

•	Forfeiture Rate: Five percent (management’s best estimate).

•	Expected Dividends on the Stock: 0%-as noted in all of our filings, the Company has not nor does it intend to pay any dividends in the foreseeable future; and

•	Risk-free Rate of Interest for the Expected Term of the Option: 4.44% - based on the average of rates circa the acquisition date from the “U.S. government securities/Treasury constant maturities/Nominal- 1-year- Business day - Market yield on U.S. Treasury securities at 1-year constant maturity, quoted on investment basis.”

Based on the results of the audit of La Fern, Inc. which was concluded during the quarter ended March 31, 2007, the Note was reduced to $322,056. The fair value of the conversion feature of the adjusted Note of $322,056 based on the same conversion feature and variables noted above resulted in a fair value of $52,130; a reduction in the fair value of the conversion feature of the Note of $11,187.

We believe that this methodology measures the fair value of the conversion feature of the debt based upon the principles enumerated in SFAS No. 123(R).

Statements of Cash Flows, page F-6

2.

Reference is made to the line item caption “increase in receivable upon disposition of discontinued operations” under investing activities. Based upon your disclosure on page F-17, it appears this amount represents pre-disposition intercompany debt due from Phoenix. In this regard it is unclear to us as to why such an amount has been included as a cash activity within the statement of cash flows. Please explain why you believe your presentation is appropriate and include how you considered the guidance outlined in paragraph 17 of SFAS 95 in determining your accounting treatment. Alternatively, you may revise your presentation in future filings.

Company response:

During the Company’s period of ownership, August 2006 through March 2008, of Phoenix International Publishing (“Phoenix”), the Company and its subsidiaries had expended cash (loaned) on behalf of Phoenix for routine operating expenses resulting in intercompany balances amongst the subsidiaries which were eliminated in consolidation. As part of the sale back agreement of Phoenix, the management of Phoenix agreed to repay the Company $100,000, of this formerly intercompany balance, in 40 equal monthly payments of $2,500 commencing in October 2008. The $77,134 represents the present value of the aforementioned stream of payments as of December 31, 2008, utilizing a discount factor of 6.5% in accordance with Accounting Principles Board Opinion No. 21- “Interest on Receivables and Payables”.

Based upon the above facts, we believe our presentation is consistent and in accordance with guidance outlined in paragraph 17 of SFAS 95 as the amount shown in the Statements is the net present value of the cash flows owed the Company, as a result of the sale of Phoenix, as of December 31, 2008 for loans made by the Company to Phoenix prior to sale back (i.e. disbursements for loans made by the enterprise) and eliminated in consolidation prior to sale back.

Note 2 – Summary of Significant Accounting Policies, page F-7
Earnings Per Share, page F-10

3.

Please revise your disclosure in future filings to disclose the number of securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented. Refer to Paragraph 40c SFAS No. 128.

Company’s response:

In future filings, we will disclose the number of securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS.

Note 3 – Disposition of Phoenix International Publishing, LLC, page F-15

 4. We note from the disclosure in Note 3, that the Company could not determine the fair value of either the asset transferred (Phoenix) or the asset received (1,250,000 shares  of  the Company’s common stock) and therefore recorded cost of $1,406,250, the value of the shares received at the time these shares were initially issued to acquire the Phoenix business in August of 2006. Although we understand that the trading volume in the Company’s shares is somewhat limited and may not be fully representative of the fair value of the Company’s shares at the date of the transaction, it appears that the Company originally valued the 1,450,000 issued in connection with the acquisition of Phoenix in August of 2006, based on the then trading price of the Company’s common shares of $1.50, discounted by 25% due to restrictions on their transfer and limited marketability. At the time these shares were originally issued, we note that there was a similarly low level of trading volume comparable to that which existed at the time of the sale transaction in March 2008. Given the significant decline in the trading value of the Company’s shares which has occurred since August of 2006 when the shares were originally issued, we do not believe it is appropriate to value the shares received in March 2008 on the basis of the August 2006 valuation. Rather, we believe a method similar to that used to value the shares in August 2006 should be used to value the shares received in March of 2008.

Accordingly, please revise your financial statements for 2008 to value the Company’s shares received in the sale of Phoenix using a methodology similar to that used at the time the Company acquired Phoenix in 2006.

Company’s response:

We will revise our 2008 financial statements to value the Company’s shares received in the sale of Phoenix using a methodology similar to that used at the time the Company acquired Phoenix in 2006. At the time of the acquisition, we valued the Company’s common shares at the then trading price of $1.50 discounted by 25% due to restrictions on their transfer and limited marketability. Using a methodology similar to that used at the time the Company acquired Phoenix in 2006, we will value the shares at the time of the disposition at the then trading price of $0.58. The difference in value ($1.50 discounted by 25% = $1.125 as compared to $0.58) of $0.545 will be multiplied by the total shares returned to the company (1,250,000) resulting in an incremental loss of $681,250. This will result in a Loss from discontinued operations of Phoenix International Publishing, LLC, net of tax of $800,524, as compared to the original Loss shown of $119,274. Additionally, we will revise our earnings/(loss) per share on both a basic and diluted basis as a result of the aforementioned revision. We will also reflect this revision in our balance sheet as of December 31, 2008, resulting in an increase in APIC and an increase in the accumulated deficit of $681,250.

5.

Further, we note from your disclosure that the assets and liabilities and results of operations of Phoenix were classified as held for sale and discontinued operations upon approval of the Company’s Board of Directors in November 2007. In this regard, please tell us and revise future filings to disclose whether the long lived asset (disposal group) classified as held for sale were measured at the lower of its carrying amount or fair value less costs to sell in accordance with paragraph 34 of SFAS No. 144 as it is unclear from your current disclosures. If so, please tell us whether any impairment loss was recognized in fiscal 2007 and provide us with your analysis including the significant assumptions and estimates by management in determining the write down to fair value less costs to sell.

Company response:

The Company's accounting policy regarding the assessment of the recoverability of the carrying value of long-lived assets, including property and equipment and purchased intangible assets with finite lives, is to review the carrying value of the assets, annually, during the fourth quarter, or whenever events or changes in circumstances indicate that they may be impaired. If this review indicates that the carrying value will not be recoverable, as determined based on the projected discounted future cash flows, the carrying value is reduced to its estimated fair value.

In accordance with the Company’s accounting policy, the Company tried to assess the fair value of Phoenix International Publishing, whose book value consisted mainly of goodwill and intangible assets. As discussed in Note 3 – Disposition of Phoenix International Publishing LLC page F-15 of our Form 10-K for the fiscal year ended December 31, 2008, filed on March 27, 2009, the Company had difficulty with the valuation of Phoenix. The Company could not determine the fair value and therefore decided to measure the long lived asset (disposal group) classified as held for sale at its carrying amount, which the Company believed was fair value at the time. Accordingly, no impairment loss was recognized in 2007.

6.

Further, please explain why it appears the related goodwill was not tested for impairment upon the more than likely expectation of the sale of Phoenix in accordance with paragraph 28 SFAS No. 142 in fiscal 2007.

Company’s response:

The Company tested the goodwill for impairment in accordance with paragraph 28 SFAS No. 142, but did not impair it because the Company could not determine the fair value of the goodwill.

7.

Please tell us and revise your footnote in future filings to clarify the requisite service period(s) or any other substantive conditions (i.e. terms related to vesting) of the 2005 Management and Director Equity Incentive and Compensation Plan.

Company’s response:

We will revise our footnote in future filings to include the following sentences to clarify the requisite service period related to the vesting of grants:

All stock option grants currently outstanding vested either on the date of grant or will vest two years from the date of grant, provided that the individual is continuously employed with the Company.

All outstanding restricted stock grants vest 20% upon grant and ratably over the successive four years, subject to continued employment with the Company.

The undersigned, on behalf of the Company, acknowledges:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you any further questions or comments, on the material provided, please contact me.

Sincerely,

/s/ Edward B. Rudner
Chief Executive Officer, Principal Accounting Officer and Chairman of the Board of Directors